EXHIBIT 11.2

Duke Realty Limited Partnership

Ratio of Earnings To Fixed Charges

(In Thousands)

Six Months Ended June 30, 2004

Net income from continuing operations less distributions on preferred units	$73,732
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(5,733)
Recurring principal amortization	3,447
Interest expense (excludes amortization of deferred financing fees)	63,101
Earnings before debt service	$134,547

Interest expense (excludes amortization of deferred financing fees)	$63,101
Recurring principal amortization	3,447
Total debt service	$66,548

Ratio of earnings to fixed charges	2.02